Exhibit 99.1

Lima, June 12, 2020

Sirs

SUPERINTENDENCIA DEL

MERCADO DE VALORES – SMV

In accordance with Article 28 of the Peruvian Security Market Law and Resolution N° 005-2014.SMV/01, Cementos Pacasmayo announces the following:

In today´s Board of Directors session, in accordance with Article 5 of Emergency Decree N° 056-2020 and the provisions of Superintendent Resolution No. 050-2020-SMV/02, the Board of Directors agreed unanimously to call the virtual Annual Shareholder´s Meeting to be held at virtual platform Google Meet. The first call will be at 9:00 am (Peruvian time) on July 9, 2020 while the second call will be at 9:00 am (Peruvian time) on July 14, 2020

In that sense, we hereby comply with attaching the Notice of Call, Informative Document on the procedure for the holding of virtual Annual Shareholder´s Meeting, as well as the other documents and information related to the matters to be dealt with that the Regulation of Important Facts and Reserved Information requires.

Likewise, The Board of Directors unanimously approved to submit the following proposed resolutions to the Board for consideration:

1)	Approval of the Audited (Individual and Consolidated) Financial Statements, External Auditor’s Report and the notes on the Financial Statements for the fiscal year ended December 31, 2019 with the recommendation of the Board of Directors. Spanish and English translations can be found on the Company’s website (www.cementospacasmayo.com.pe)

2)	Approval of the Annual Report and Corporate Management, including the annual Corporate Governance Report and the Sustainability Report for the fiscal year ended December 31, 2019 with the recommendation of the Board of Directors. Spanish and English translations can be found on the Company’s website(www.cementospacasmayo.com.pe)

3)	Ratification of dividend distribution during fiscal year 2019. The Board of Directors recommends the ratification of the dividends distribution executed by the Company during the fiscal year 2019, which amounted a total of S/ 167,093,043.48 (Soles) at the rate of S/ 0.36 per common and investment share to retained earnings as of 2015. From such amount, a total of S/ 12,974,578.92 correspond to investment shares acquired by the Company (treasury shares). Therefore, as this latter amount was maintained in the Company´s equity, the amount of the dividends distributed to third parties was S/ 154,118,464.56.

4)	Application of fiscal year 2019 results of operation and delegation to the Board of Directors the authority to determine the distribution of dividends of fiscal year 2020 on account to “Retained Earnings” and fiscal year 2020 results of operation. The Board of Directors recommends: (i) the application of fiscal year 2019 results of operations to “Retained Earnings”; and (ii) the delegation to the Board of Directors of the authority to decide the distribution of dividends during fiscal year 2020 on account to “Retained Earnings” and fiscal year 2020 results of operations. For more information regarding the Company’s dividend policy, please visit the Company’s website (www.cementospacasmayo.com.pe)

5)	Determination of the number of Board of Directors members and election of the members of the Board. The Good Corporate Governance Committee of the Board of Directors recommends that the Board is formed by 7 members for the period 2020-2022, that will hold office until the Annual Shareholders’ Meeting approves the Financial Statements for the fiscal year ending December 31, 2022. Elect the Board members:

Ms. Ana María Botella Serrano

Mr. Juan Francisco Correa Sabogal

Mr. Eduardo Hochschild Beeck

Mr. Venkat Krishnamurthy

Mr. José Raimundo Morales Dasso

Mr. Humberto Reynaldo Nadal del Carpio

Mr. Marco Antonio Zaldívar García

6)	Partial modification of the Company’s Bylaws to allow for remote shareholder’s meetings and the use of electronic signatures. The Board of Directors recommends the modification of the seventh, eighth, sixteenth, twenty second, twenty third, thirty second, forty first, forty sixth articles of the Company’s Bylaws to allow for remote shareholder’s meetings and the use of electronic signatures. The proposed modification of the Company’s Bylaws can be found at the Company’s web page (https://www.cementospacasmayo.com.pe/Aplicaciones/Web/webpacasmayo.nsf/xsp_junta_general_accionistas.xsp)

7)	Designation of authorized people and delegation of powers to subscribe the necessary documents (private of public) in order to formalize the agreements adopted until its registration

The Board of Directors candidates´ resumes can be found at the Company´s website at: https://www.cementospacasmayo.com.pe/Aplicaciones/Web/webpacasmayo.nsf/xsp_junta_general_accionistas.xsp

Sincerely,

p. CEMENTOS PACASMAYO S.A.A.

Carlos Molinelli Mateo